[Letterhead of Ryan Beck & Co., Inc.]

May 12, 2005

VIA FACSIMILE AND EDGAR
(202) 942-9530

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Colonial Bankshares, Inc. (Registration Number 333-123583) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

         On behalf of Ryan Beck & Co., Inc., and in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Colonial Bankshares, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 12:00 noon on May 16, 2005, or as soon thereafter as may be practicable.

                                                    Sincerely,

                                                    /s/ Michelle Darcey

                                                    Michelle Darcey
                                                    Director